Exhibit 99.1

SINOVAC Enters Into Agreement to Supply CoronaVac® to COVAX

BEIJING, China, July 12, 2021 -- SINOVAC Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today that it had signed an advance purchase agreement (APA) with Gavi, the Vaccine Alliance (Gavi), which is on behalf of COVAX Facility, to provide up to 380 million doses of inactivated COVID-19 vaccine, CoronaVac®for distribution through the COVAX Facility.

According to the APA, SINOVAC will supply 50 million doses of CoronaVac® by the end of September of 2021. In addition, Gavi has the option to purchase an additional 150 million doses in the fourth quarter of 2021 and 180 million more doses in the first half of 2022. In total, up to 380 million doses of CoronaVac® will be available to both self-financing participants of the Facility as well as those supported by the Gavi COVAX AMC.

“I welcome today’s agreement, which will make doses immediately available to COVAX participants,” said Dr. Seth Berkley, CEO of Gavi. “This is yet another example of Gavi’s active portfolio management strategy, ensuring the Facility has options in the face of constraints such as supply delays. Thanks to this deal, and because this vaccine has already received WHO Emergency Use Listing, we can move to start supplying doses to countries immediately.”

Mr. Weidong Yin, Chairman, President, and CEO of SINOVAC said, “Our mission at Sinovac is to supply vaccines in an effort to eliminate human disease. We appreciate the efforts from international organizations, including WHO and COVAX partners, to accelerate the efforts of disease prevention. Sinovac has delivered over one billion doses globally as of the end of June 2021with the aim of contributing to the accessibility and affordability of Covid-19 vaccines during this pandemic. Further， safety and regular transportation and storage condition of inactivated vaccine supports easy access to the vaccine in every corner on the globe.”

The Strategic Advisory Group of Experts on Immunization (SAGE) had systematically reviewed and evaluated evidence of vaccine safety and effect of Sinovac’s CoronaVac vaccine, recommending two doses of CoronaVac® for adults aged 18 and above. Following the review by SAGE, the WHO announced its intention to authorize Sinovac’s CoronaVac® for Emergency Use on June 1, 2021.

On July 8, the Lancet published study results of phase Ⅲ trial results in Turkey, showing Sinovac’s CoronaVac® can prevent 83.5% of symptomatic cases and 100% of fatal and hospitalized cases. On July 7, 2021，the New England Journal of Medicine (NEJM) online published the results of a real-world study of Chile's mass vaccination with CoronaVac®. The results show that the vaccine has 65.9% effectiveness in protecting symptomatic cases. Its vaccine can reduce 87.5% of hospitalizations, and prevent 90.3% of serious cases and 86.3% of deaths. This is the first time that NEJM has published the real world research results of CoronaVac® in a large sample size, marking that the validity data of the Company’s vaccine in a real-world study recognized by international peers.

About COVAX

COVAX, the vaccines pillar of the Access to COVID-19 Tools (ACT) Accelerator, is co-led by CEPI, Gavi and WHO – working in partnership with UNICEF and PAHO as delivery partners, developed and developing country vaccine manufacturers, the World Bank, and others. It is the only global initiative that is working with governments and manufacturers to ensure COVID-19 vaccines are available worldwide to both high-income and lower-income countries.

About Gavi’s role in COVAX

Gavi leads on procurement and delivery at scale for COVAX: designing and managing the COVAX Facility and the Gavi COVAX AMC and working with its traditional Alliance partners UNICEF and WHO, along with governments, on country readiness and delivery.

As part of this role, Gavi hosts the Office of the COVAX Facility to coordinate the operation and governance of the mechanism as a whole, holds financial and legal relationships with 193 Facility participants, and manages the COVAX Facility deals portfolio: negotiating advance purchase agreements with manufacturers of promising vaccine candidates to secure doses on behalf of all COVAX Facility participants.

Gavi also coordinates design, operationalisation and fundraising for the Gavi COVAX AMC, the mechanism that provides access to donor-funded doses of vaccine to 92 lower-income economies. As part of this work, Gavi provides funding and oversight for UNICEF procurement and delivery of vaccines to all AMC participants – operationalising the advance purchase agreements between Gavi and manufacturers – as well as support for partners’ and governments work on readiness and delivery. This includes tailored support to governments, UNICEF, WHO and other partners for cold chain equipment, technical assistance, syringes, vehicles, and other aspects of the vastly complex logistical operation for delivery. Gavi also co-designed, raises funds for and supports the operationalisation of the AMC’s no fault compensation mechanism as well as the COVAX Humanitarian Buffer.

About Gavi, the Vaccine Alliance

Gavi, the Vaccine Alliance is a public-private partnership that helps vaccinate half the world’s children against some of the world’s deadliest diseases. Since its inception in 2000, Gavi has helped to immunise a whole generation – over 822 million children – and prevented more than 14 million deaths, helping to halve child mortality in 73 developing countries. Gavi also plays a key role in improving global health security by supporting health systems as well as funding global stockpiles for Ebola, cholera, meningitis and yellow fever vaccines.  After two decades of progress, Gavi is now focused on protecting the next generation and reaching the unvaccinated children still being left behind, employing innovative finance and the latest technology – from drones to biometrics – to save millions more lives, prevent outbreaks before they can spread and help countries on the road to self-sufficiency. Learn more at www.gavi.org and connect with us on Facebook and Twitter.

The Vaccine Alliance brings together developing country and donor governments, the World Health Organization, UNICEF, the World Bank, the vaccine industry, technical agencies, civil society, the Bill & Melinda Gates Foundation and other private sector partners. View the full list of donor governments and other leading organizations that fund Gavi’s work here.

About SINOVAC

SINOVAC Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella and mumps. SINOVAC’s COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization by over 40 countries or regions worldwide. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by SINOVAC against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, SINOVAC was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing several new products including a Sabin-strain inactivated polio vaccine and combined vaccines. SINOVAC primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Investors:

ICR Inc.

Bill Zima +1-646-308-1707

Email: william.zima@icrinc.com

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